Ex 3.1(a)

FOURTH AMENDMENT TO
SIXTH AMENDED AND RESTATED ARTICLES OF INCORPORATION
OF
PIXELWORKS, INC.

Pursuant to the Oregon Business Corporation Act, Pixelworks, Inc. (the “Corporation”) hereby adopts the following Fourth Amendment to its Sixth Amended and Restated Articles of Incorporation.

1.Section 2.5 of ARTICLE 2 is amended and restated to read in its entirety as follows:

2.5 Reverse Stock Split. Effective as of 1:01 p.m. (Pacific Time) on June 6, 2025 (the “Effective Time”), each twelve (12) shares of Common Stock, $0.001 par value per share, of the Corporation issued and outstanding or held in treasury as of the Effective Time shall be combined, reclassified, and converted into one (1) share of Common Stock, $0.001 par value per share, of the Corporation, without any action by the holders thereof. No fractional share shall be issued upon the combination, reclassification, and conversion of any share or shares of Common Stock. Shareholders who otherwise would be entitled to receive fractional shares because they hold a number of pre-split shares not evenly divisible by the number of post-split shares to be reclassified, will be entitled to have their fractional shares rounded up to the next whole number share quantity.